Exhibit 12(b).
Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                           Six Months Ended
                               June 30,                          Year Ended December 31,
In thousands                1998       1997        1997       1996       1995       1994       1993
Computation of Income:
 Income before
  income taxes        $1,109,836  1,006,075   2,049,726  1,781,509  1,422,814  1,180,601    879,755
 Capitalized interest          -          -         (22)       (14)      (112)       (69)       (65)
 Income before income
  taxes and capitalized
  interest             1,109,836  1,006,075   2,049,704  1,781,495  1,422,702  1,180,532    879,690
 Fixed charges         1,459,862  1,345,026   2,734,466  2,685,447  2,503,603  1,640,049  1,485,936
 Total income for
  computation         $2,569,698  2,351,101   4,784,170  4,466,942  3,926,305  2,820,581  2,365,626
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $1,830,479  1,636,410   3,337,488  3,142,024  2,770,005  1,957,224  1,513,317

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $  115,443    102,730     211,191    205,409    166,591    149,462    128,573
 Portion of rentals
  deemed
  representative
  of interest         $   38,481     34,243      70,397     68,470     55,530     49,821     42,858
 Interest:
  Interest on
   deposits              739,219    714,691   1,446,682  1,324,918  1,156,300    863,357    852,309
  Interest on
   federal funds
   and other
   short-term
   borrowings            291,499    215,131     439,492    454,013    515,646    290,211    238,046
  Interest on
   long-term debt        390,663    380,961     777,873    838,032    776,015    436,591    352,658
  Capitalized
   interest                    -          -          22         14        112         69         65
  Total interest       1,421,381  1,310,783   2,664,069  2,616,977  2,448,073  1,590,228  1,443,078
 Total fixed
  charges             $1,459,862  1,345,026   2,734,466  2,685,447  2,503,603  1,640,049  1,485,936
 Total fixed
  charges excluding
  interest on
  deposits            $  720,643    630,335   1,287,784  1,360,529  1,347,303    776,692    633,627
 Preferred stock
  dividends                8,881      8,881      17,763     17,763     41,220     27,827     31,170
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements            13,146     13,678      26,950     27,424     61,349     41,044     44,728
 Total combined fixed
  charges and preferred
  stock dividends     $1,473,008  1,358,704   2,761,416  2,712,871  2,564,952  1,681,093  1,530,664
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $  733,789    644,013   1,314,734  1,387,953  1,408,652    817,736    678,355

(a) Includes equipment rentals.

Exhibit 12(b).
(continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                                   Six Months Ended
                                       June 30,                    Year Ended December 31,
In thousands                        1998      1997      1997      1996      1995      1994      1993
Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                        2.49x      2.54      2.54      2.26      1.97      2.39      2.23
  Including interest on
   deposits                        1.74x      1.73      1.73      1.65      1.53      1.68      1.55

